Invest in Vuba

Vuba helps cities move and breathe more easily. Fast, safe and no CO2. $1.3 billion contract pending

GO-VUBA.COM COLORADO SPRINGS COLORADO

Hardware Infrastructure Technology Social Impact
Energy



 *20th century urban planning and transport solutions have failed. Cities are becoming more gridlocked, unhealthy and unsustainable while urban populations continue to grow. We MUST stop this trend and invent new revolutionary approaches to sustainable urban mobility. It is our moral obligation to build a healthy vibrant world for future generations.*

Paul Klahn CEO @ Vuba

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Why you may want to invest in us...

1   Help heal our planet in a massively scalable way.

2   Improve billions of lives through faster, safer, sustainable transport.

3   Make a global impact AND receive 5x return from a $1.3B contract we are finalizing with Rwanda (not guaranteed)

Why investors ❤ us

WE'VE RAISED $128,118 SINCE OUR FOUNDING

 *PRT can help relieve traffic congestion and help with climate change in a positive way. Vuba is doing PRT in the right way!*
Jessica Edens ☆

 *I have known Peter for many years. It was not long before I understood his vision was bigger than that of his immediate neighborhood. His motivation and perseverance has been about the well being of the whole planet. Keeping his vision in sight he has made sure that his own life is well balanced. Dividing his time for things close to home, his personal well-being were all and are just as important as his greater vision. I am honored to call him a close friend and know he will and has made a great contribution to the planet.*
Mary Charles ☆

 *My brother, Peter, has a lot going for him. I believe totally in what he is doing to improve the quality of life for all on this planet. Like me, Peter is confident this investment in VUBA Corp is worth every cent.*
David Muller ☆

 *We made Peter president of the Advanced Transport Association because he is the most knowledgeable and passionate advocate for sustainable transport.*
Ingmar Andreasson ☆

 *Peter understands the personal rapid transit market like no other. He is a well respected thought leader and is poised to serve many with Vuba!*
Grant R Muller ☆

 *He is Mr. PRT in the USA, with more than 20 years of experience. And the African project looks really doable*


Our team

AND OUR MAJOR ACCOMPLISHMENTS

Paul Klahn
CEO
Paul built and led a team that designed, built and flew a brand new personal aircraft in just 27 months on a $1 million budget. The effort was on-time, on-budget and exceeded expectations.


Peter Muller
CTO
Other experts couldn't prevent jets running off a mountain runway without worsening the instrument approach. Peter found a way to complete the planned $40M runway reconstruction that permanently solved the problem and improved the instrument approach


Phionah Nyangoma
Biz Dev & Cultural Liason
Through determination and unyielding belief in self, Phionah transformed herself from a young girl in a small African village, to a talented, multilingual international entrepreneur.

Downloads

- Vuba Team.pdf
- Vuba - Commitment Letter from Rwanda Govt- March 2020.pdf
- Financier LOI to Fund.pdf
- Vuba Kigali Network Pre-Feasibility Study Exec Sum.pdf
- Vuba C21 PRT Tech Descr. Network Design.pdf
- Vuba Wefunder Revenue Share Calculator.pdf
- Kigali PRT System Overview 1 .pdf

The Vuba Story

Vuba is on the cusp of securing a $1.3 billion contract to build the world's first modern urban driverless transportation network in Kigali, in partnership with the Rwandan Government. How did we get here?

Many people spend a lifetime searching for meaning or purpose. Some are fortunate to find their purpose early and sculpt their life around it. Paul Klahn and Peter Muller each discovered their purpose and, in 2017, serendipitously crossed paths with perfect timing. Similarly, Paul Klahn and Phionah Nyangoma, each from opposite sides of the world, crossed paths unexpectedly and came together to change each other's lives. A perfect storm resulted, and the vision for Vuba was born.



Paul Klahn, Peter Muller and Phionah Nyangoma

Peter, originally from South Africa, had spent two decades focusing on Smart Mobility solutions – sometimes called "automated transit networks" or "personal rapid transit" (PRT). Peter and his company, PRT Consulting, were well-known internationally as top experts in the field.

Paul had spent 15 years developing innovative aircraft designs as an aerospace engineer and working with a number of startup companies. Most recently, he had been COO for a company in the automated transit space. Paul knew he wanted to combine his previous experience with his passion for helping people – in particular, the people of Rwanda, the country where he met Phionah.



Vuba: global team, global solutions

In 2018, while still just acquaintances, Paul invited Peter to lunch to discuss a crazy idea that might change the world. Peter replied without hesitation: *"I think that's a fantastic idea."* Two and a half years later, they are forging ahead with their shared vision. Vuba, in partnership with the Government of Rwanda, is pursuing a city-sized driverless transport system in the capital city of Kigali, which is expected to be a $1.3 Billion project. An international financier has provided a letter of intent to finance the full Kigali PRT Project.



Vuba team

Urban Transportation is a Massive Global Problem That Vuba Solves

It's clear that 20th century transportation solutions are failing. Cities worldwide have become terribly congested and blanketed in smog. Our planet is at risk of catastrophic climate change due to CO_2 emissions and the use of fossil fuels. More than a million people die every year from traffic accidents, and many millions more are seriously injured. There is no question – we MUST develop new solutions to create a healthy and sustainable future. *Vuba provides smart solutions to these massive global challenges.*



We MUST create new solutions for urban mobility.

Vuba gets you there quickly!

Imagine requesting a ride via an app (or at a kiosk), and within a minute or less a driverless electric vehicle arrives at a nearby station to pick you up. Riding smoothly above traffic on an elevated guideway, you are taken non-stop to your destination: quickly, quietly, safely, using electricity from renewable sources. No fossil fuels, no air pollution, no CO_2 emissions. Freely flowing transport, with no backed up intersections, no rush-hour congestion, no traffic accidents. Just quick, reliable urban transport at affordable prices.



Vuba provides an elegant solution for Smart City mobility.

Vuba provides an elegant public transportation system woven into the tapestry of your city, providing increased quality of life AND a profitable business model.





Profitable public transport for healthier, sustainable cities.

Help us create a healthier, sustainable world through Smart Mobility solutions.

How it works



Step 1

Use our smartphone app or kiosk to request a private or shared ride. A tiered fare system makes Vuba affordable to all.



Step 2

A driverless electric vehicle arrives at a station, usually within a minute or less.


A
B

Step 3

Ride non-stop from origin to destination on an elevated guideway. No backups, road construction or traffic accidents.

Urban Operations


Vuba

Urban Operations - video coming soon

Busy Station


Vuba Station Visualization Kigali
Copy link
MAIN GUIDEWAY
STATION GUIDEWAY
345 MULINDI
147 NYANZA
2876 KORA
1584 NINZI
34 NDERA
87 LAIKA
PLATFORM
KIGALI STATION

Station incorporated into a building


2345 KIGALI HEIGHTS



Mall station

Computerized Control System

The control system we are using has been operating driverless PRT vehicles in public service flawlessly for over 5 years.


Kigali
Kiyovu

Kigali PRT Emulation (click to run)

A Multiple Benefit Value Proposition

Vuba operates under a narrow elevated guideway, taking passengers non-stop to their destination. We reduce congestion on existing streets while completely avoiding pedestrians and road traffic. Through the use of precision computer control, a single guideway can handle the same amount of traffic as six lanes of surface street.

A Vuba PRT system can reduce a city's transport-related CO2 emissions by millions of tons over the life of the system. At the same time, we also eliminate other forms of air pollution and noise pollution, providing an enhanced quality of life for urban dwellers.

Installation of small columns instead of large road beds means quick construction and minimal environmental impact. Since Vuba typically uses existing rights of way, we avoid expensive land purchases and disruption to existing infrastructure. Hence, Vuba deploys a capital-lite model of urban transit. The costs of deploying the system is expected to be half the cost of building new roads and 1/5th of the cost of light rail. This, in combination with low operating costs due to solar powered and driverless vehicles transforms transit business economics. Instead of losses and negative returns, Vuba can deliver transit profit margins of 50%+ and returns on invested capital of 15%+.

Our elevated system reduces wear and congestion on city streets, and helps reduce the need for more parking space within the city.

We help increase property value and free up real estate for other more valuable purposes.


Average Revenue: $0.76 / km
Operating Margin: $0.57 / km 75%
Average O&M Cost: $0.19 / km
(Projections for Kigali PRT System)
Vuba achieves this operating margin by avoiding three major costs:
No fuel purchases
No driver payroll expense
Low maintenance costs

While standard modes of public transport require expensive subsidies, Vuba makes money





A single PRT vehicle can take 20 cars off city streets

We Make Money from Developing & Operating The Vuba System

The Vuba business model has mechanisms for both short-term revenue and long-term recurring revenue. Early revenue is attained through project development/management and sales of proprietary technology. Long term recurring revenue results from ongoing operations and maintenance of the system, and profit sharing from the project Special Purpose Vehicle (SPV - the company running the project). The business is expected to be profitable from the deployment and sale of the first Kigali PRT system segment


1
Vuba is paid to design the PRT system and manage the project.
2
Vuba sells proprietary components to the SPV.
3
Vuba is paid to operate and maintain the system.
4
Vuba receives a share of the net profits from the SPV.
PPP Project Development Phase
Long-Term Recurring

Sources of revenue

Progress/Traction

- December 2018 - Letter of Support - Rwanda Utilities Regulatory Authority
- January 2019 - Letter of Intent - Rwanda Development Board
- April 2019 - Met President Kagame, **President of Rwanda**
- May 2109 - Met with 4 ministers, mayor and senior officials - **agreed to move forward**
- June 2019 - Delivered **Pre-Feasibility Study**
- August 2019 - Delivered Financial Model
- October 2109 - Engaged local tech partners
- November 2019 - Delivered grant funding analysis
- March 2020 - Rwandan **Government commits to help fund project through equity investment in Vuba**
- July 2020 - **Large Engineering/Procurement/Construction (EPC) Consortium expresses interest in funding and building Kigali PRT Project**
- September 2020 - **International investment firm intends to finance Vuba and the full Kigali PRT Project (see letter of intent)**
- October 2020 - Presented proposed Special Purpose Vehicle $1,3 bill Financing Terms to Rwanda Minister of Infrastructure (positively received)
- October 2020 - Agreed to terms for the formal, independent Kigali PRT Feasibility Study (International consulting firm with audited financials and transportation model) to be funded by the Government and completed by June 2021.
- October 2020 - Identified two potential Kigali PRT pilot track locations: 1) Green City Kigali with FONERWA Green Fund and 2) connecting two bus ranks to downtown Kigali
- October 2020 - Established relationships with East African Finance Leaders including Rwanda Reserve Bank Chief Economist; Rwanda Stock Exchange CEO; Bank of Kigali CEO; Development Bank Rwanda CEO and two African funds

Invest in Vuba today!

Investor Q&A

What does your company do? ⌄

– COLLAPSE ALL

What does your company do? ∨

We get you there fast! In fact, our name, Vuba, means "to move quickly." We solve the massive global challenges of urban traffic congestion and air pollution by using electric vehicles that move on an elevated guideway – taking people and traffic off the streets. Our computer control system optimizes traffic to provide fast, safe and affordable service, including non-stop travel from origin to destination.

Where will your company be in 5 years? ∨

We are currently pursuing a $1.3 Billion transport project in Kigali, Rwanda (East Africa). During the next 5 years we hope to launch several more large projects. Due to the size/scale of these projects, and the long-term recurring revenue they provide, Vuba expects to become a multi-billion-dollar company within this timeframe. Our goal is to become a global leader in Smart City Mobility. These projections cannot be guaranteed.

Why did you choose this idea? ∨

20th century urban planning and transport solutions have failed. Cities are becoming more gridlocked, unhealthy and unsustainable while urban populations continue to grow. We MUST stop this trend and invent new revolutionary approaches to sustainable urban mobility. It is our moral obligation to build a healthy vibrant world for future generations.

How far along are you? What's your biggest obstacle? ∨

We have been working with the Rwandan government for nearly two years to develop a city-sized transport system in their capital city, Kigali. We are finalizing plans to move forward with a PPP project and technology development/commercialization. We have assembled a core team of world-class technology leaders, finance professionals, and experts in the management of large infrastructure projects.

The largest obstacles are the inherent complexity and long timeline of getting complete government buy-in/approval for a project that impacts an entire city. To mitigate this, we have invested great effort in developing trust, rapport, and strong relationships with key stakeholders and government decision-makers. In October 2020, top level contacts informed us there is a clear directive to "make Vuba Kigali happen" from the top of the Rwanda Government.

Who competes with you? What do you understand that they don't? ∨

Our true competition is the status quo: e.g. personal cars, taxis, buses, rail, and even walking. These modes of transport have owned the mobility space for more than a century, and, in cities that are well served by them already, it will be difficult to dislodge them. While these competitors approach the future with 20th Century technology, Vuba is focused on a huge improvement in urban mobility through a 21st Century technology disruption that combines computer intelligence, renewable energy, innovative materials and sustainable development

There are also a few relatively small companies around the world who are pursuing technology similar to Vuba. We fully expect they will compete with us in securing future projects. That's not a bad thing: the contributions of ALL of us could not possibly service the urgent global needs fast enough.

We understand the complexity of PRT. This is not about sending packets of information over the internet – it's about transporting people safely. Safety must be built in from the start. It is also about public transportation and the theories and practices of transit planning and engineering must be applied. All aspects must function together to meet the overall requirements – this requires a systems-engineering approach.

How will you make money? ∨

Vuba has four primary revenue streams. Two are near-term sources and two are long-term recurring:

1. We are paid to design the transport systems and manage each project.
2. We sell proprietary system components to each project.
3. Once the system is operational, Vuba is paid to operate and maintain the system.
4. We receive a share of the profits from each project.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ∨

We have two major risks: technology risk and political risk – i.e. dealing with government timelines, budgets, regulation and decision-making. Of the two, we believe political risk is the greatest. To mitigate this, we have invested heavily in developing strong relationships with Rwandan government leaders (including a meeting with the President of Rwanda) resulting in broad support for Vuba. We view Rwanda not just as a first client, but as a partner who is equally committed to building a better future. We feel quite confident in the strength of this relationship, and our future success will come through mutual trust and collaboration.

The greatest technology risk relates to the computer control system. We have mitigated this risk by licensing and using a control system proven in public PRT service for more than five years.

How do you positively impact the world? ∨

We believe the challenge of our lifetime is healing our planet from pollution, CO2 emissions, and unsustainable human practices. We also believe it is our duty to help uplift fellow human beings in whatever ways we can. Vuba brings urban mobility solutions that will drastically reduce transportation-related air pollution, CO2 emissions, noise pollution, and traffic injuries/deaths. We can ultimately impact billions of lives by improving mobility, healing the environment, creating good jobs, and creating an economic multiplier in the cities we serve.

What do you need the most help with? ⌄

As with any company, access to capital is crucial for our success. Beyond that, we need help connecting with the very best people who can be champions for our cause. We need help connecting with top thought leaders and influencers on the global stage as we build momentum and credibility for this new technology.

Why did you pick this idea to spend your life on? ⌄

Paul: Personally, I believe global climate change poses the challenge of our lifetime, and one where we simply MUST rise to the occasion. We certainly have the ability to solve the biggest problems, but the true difficulty lies in the courage and perseverance required to break away from the status quo. There are certainly easier things to do, but this is the path I have chosen. I am equally passionate about helping people lift themselves up through increased prosperity and self-worth. A person can accomplish amazing things when armed with dignity and opportunity.

Peter: My professional goal has always been to improve human life through innovative engineering. Personal rapid transit has more potential to change more lives than anything else I have ever been involved in. Fifteen years ago, I decided to devote the remainder of my professional career to it.

How big can you be? ⌄

Vuba's first transport system will be a $1.3 Billion project in Kigali, Rwanda. We have also laid out a go-to market plan that identifies 22 other major cities, most of which are considerably larger than Kigali. This represents $80+ Billion in potential projects, with billions in annual revenue that continues indefinitely.

We have also had direct PRT interest from two other large cities, one of which is at the financier discussion stage. Could Vuba attain revenue of over $10 billion? Yes, with the right strategies and execution, and the right people championing our cause, we could address vast markets on every continent.

PRT's profit potential is going to spread rapidly in urban transit planning and infrastructure financing circles. That said, we know that our long-term success comes through laser focus on this very first project. We need to "get it right" in Kigali before attempting to replicate the technology on a massive scale.

How is Vuba different? ⌄

Vuba will earn major profits.

Existing public transportation is notorious for exorbitant capital costs, operational losses, and requiring endless government subsidies to stay afloat. Vuba is very different. We offer a sustainable profit model for our company and for our public transport systems. This is due to three main factors:

1) Vuba capital costs are very low – 50% lower cost than building roads and 80% lower cost than light rail systems.

2) Our vehicles are powered by solar energy we collect ourselves, thereby eliminating the cost of fossil fuels.

3) Our vehicles are driverless and operate "on demand." We still create thousands of other value-added jobs, but we reduce our costs dramatically by not needing drivers. Additionally, we operate vehicles only as needed (when a customer requests a ride) versus traditional transit models that operate on a fixed schedule whether the vehicle has passengers or not.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Early forms of automated transportation systems have been operating successfully in the United States for more than 40 years, but have largely failed to gain any market traction against established industries. We are now at a point where urban congestion is growing out of control, and existing transportation technologies are part of the problem – not the solution.

Today we are at a crossroads where low-cost computer processors, sensors, electric motors, and energy storage meet up with a global urgency toward environmental health and sustainable solutions. Now is the first time in history that all these factors align and present a high value, low cost mobility solution.

Looking beyond the US, billions of people live in developing countries where cities are growing at a very fast pace. Currently they are headed down the same path as the developed world – leading to more congested cities with ever higher pollution and CO2 emissions. We have an opportunity NOW to offer a different, better way forward that can increase the viability of urban spaces, improve the lives of billions of people, and help restore the health of our planet.

Why Rwanda? ⌄

Due to family connections in Rwanda, we were able to see firsthand the many attractive qualities of Rwanda that make it an ideal place to launch our first project.

Rwanda markets itself as a proving ground for new technologies, such as drone delivery services which have already been operating in Rwanda for several years, conducting around 200 flights per day. The Rwandan economy has been consistently growing at roughly 8% for over a decade. Rwanda ranks as one of the best countries in Africa for doing business and is known for its zero tolerance policy on corruption. Small as she may be, Rwanda is certainly a leader among the 54 African countries, and the President of Rwanda, Paul Kagame, is seen as a visionary among world leaders.

While there is no perfect city or country on Earth, Rwanda presents a very attractive strategic opportunity for Vuba.

How are you different? ⌄

Paul and Peter bring decades of complimentary experience with transportation, PRT, engineering, manufacturing and entrepreneurship. Nonetheless, we are not arrogant and understand our own shortcomings. Our team has been carefully chosen to cover our gaps. We are all passionate about making the world a better place.

Paul and Peter are the joint co-equal leaders and decision-makers. While we have an amazingly close friendship, set of values and professional/educational experiences, we bring very different knowledge and skill sets to Vuba. While our knowledge and skill sets are very important to Vuba's success, we work very hard to recognize our own weaknesses and shortcomings and to engage team members who can provide critical support. We do not just pick people who can fill our gaps, we also try to ensure they share our values and passions. We are not in it just for the money. We are deeply motivated by a desire to uplift people and make the world a better place. This motivation is the reason we do not give up easily. We embrace problems and setbacks and eagerly seek to overcome them.

We believe in abundance. If we all live right, there will be enough for everyone. Especially in the beginning, governments will not believe us if we have no competition. Competition will keep us sharp and help our credibility. Once there are 10 successful large PRT projects around the world the demand will become overwhelming. The sooner we get to that point, the better.

How will you get new paying customers? ⌄

Our service levels far exceed those of traditional transit. Vuba is simply a more convenient, comfortable and faster way to travel in cities. An improved customer journey will spread via word-of-mouth quickly and city-wide.

Why will your paying customers tell their friends and colleagues? ⌄

Because they will be excited about such affordable mobility. Its an exciting new transport option for city trips. PRT is the first real urban mobility innovation in the last fifty years.

Will this business work at a scale that you can both achieve and are happy living with? ⌄

It is almost infinitely scalable. A Vuba PRT system has to be large by design. That's how the transportation economics work – the larger the number of stations, the more passengers connecting to any other station. More cities will want PRT once they see one large urban operation in action.

Is it easy to start? If it is, what will keep others from starting it? ⌄

No. It requires governmental buy-in, a large investment and integrating several new transit technologies.

How do you avoid a race to the bottom where you're trapped making a cheap commodity as a middleperson? ⌄

We are staking out a position as a leading supplier of a superior product. Vuba will be the first mover with a commercial urban PRT track worldwide. The experience advantage of developing and operating the first for-profit PRT system will lead to an opportunity to take market share in a massive worldwide market. There are many system elements to master - commoditization of the system is at least 10 years away.

Will it get easier as you go? Why? ⌄

Yes. Because we will learn how to do it better and develop processes that encourage continuous improvement

What incentive do customers have to stick with you instead of switching to a cheaper or more convenient choice? ⌄

Once we have a foothold in a city, it will be difficult for others to compete. Once there is a PRT track in a city, other urban transportation modes will struggle to compete with its convenience, comfort and speed. After all: busses, light rail and cars are 20th Century technologies. PRT is a 21st Century transit system, taking advantage of new technologies like solar power, light structural materials, self-driving control systems and small motors.



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